AFFL ASSOCIATES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

**YEARS ENDED
DECEMBER 31, 2024 AND 2023**

AFFL ASSOCIATES, INC.

YEARS ENDED DECEMBER 31, 2024 AND 2023

CONTENTS

Date: June 9, 2025

2024 and 2023 C-AR Financial Statement Certification

I, Jeffrey M. Lewis, certify that the financial statements of AFFL ASSOCIATES, INC. included in this Form are true and complete in all material respects.

Jeffrey Lewis

_____

Jeffrey M. Lewis, CEO
AFFL ASSOCIATES, INC.
954 Lexington Avenue, Suite 1040
New York, NY 10021

AFFL ASSOCIATES INC.
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

ASSETS

	2024	2023
Current assets:		
Cash	$ 44,987	$ 485,323
Prepaid expenses	2,331	500
Total current assets	47,318	485,823
Intangibles, net	25,867	49,892
Due from AFFL Pro, net of allowance for credit losses of $230,805 for 2024, and $0 for 2023.	-	-
Due from AFFL Youth, net of allowance for credit losses of $280,000 for 2024, and $0 for 2023.	-	230,000
Due from stockholder	423,177	414,972
	$ 496,362	$ 1,180,687

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2024	2023
Current liabilities:		
Accounts payable	$ 287,867	$ 229,113
Credit card payable	473	13,513
Accrued expenses	299,133	171,137
Accrued preferred units	6,058,552	5,644,797
Total current liabilities	6,646,025	6,058,560
Long-term liabilities:		
Convertible notes	2,135,000	2,135,000
Obligation under SAFE agreements	360,000	-
Due to Men's Pro, net	-	186,208
Line of credit	4,180,000	4,180,000
Bridge loans	810,900	810,900
Term loan	25,000	25,000
Total long-term liabilities	7,510,900	7,337,108
Stockholders' deficit	(13,660,563)	(12,214,981)
	$ 496,362	$ 1,180,687

These financial statements have not been subject to an audit, review, or compilation engagement, and no assurance is provided therein.

AFFL ASSOCIATES INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Sales, net	$ 546	$ 2,624
Cost of sales	-	1,924
Gross profit	546	700
Management fee	160,000	520,000
IP licensing fee	30,000	52,500
Net revenue	190,546	573,200
Selling, general and administrative expenses	1,102,532	990,339
Loss from operations before other income (expense)	(911,986)	(417,139)
Other income		
Interest income	8,205	8,205
Total other income	8,205	8,205
Other expenses		
Interest expense	(541,801)	(1,140,539)
Total other expenses	(541,801)	(1,140,539)
Net loss	$ (1,445,582)	$ (1,549,473)

These financial statements have not been subject to an audit, review, or compilation engagement,
and no assurance is provided therein.

AFFL ASSOCIATES INC
STATEMENTS OF STOCKHOLDERS' DEFICIT DECEMBER 31, 2024
AND 2023

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of January 1, 2023	2,972,487	298	9,482,765	948	17,508,506	(28,425,260)	(10,915,508)
Stock issuance	26,511	2	-	-	249,998	-	250,000
Reverse Stock Split	(2,674,004)	(267)	(8,534,489)	(853)	1,120	-	-
Net loss	-	-	-	-	-	(1,549,473)	(1,549,473)
Balance as of December 31, 2023	324,994	$ 33	948,276	$ 95	$ 17,759,624	$(29,974,733)	$ (12,214,981)
Net loss	-	-	-	-	-	(1,445,582)	(1,445,582)
Balance as of December 31, 2024	324,994	$ 33	948,276	$ 95	$ 17,759,624	$(31,420,315)	$ (13,660,563)

These financial statements have not been subject to an audit, review, or compilation engagement,
and no assurance is provided therein.

AFFL ASSOCIATES INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (1,445,582)	$ (1,549,473)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	24,025	84,381
Current exepected credit losses	510,305	-
Interest income	(8,205)	(8,205)
Changes in assets and liabilities:		
Prepaid expenses	(1,831)	(500)
Accounts payable	58,754	229,113
Credit card payable	(13,039)	(74,794)
Accrued expenses	127,995	(722,907)
Accrued preferred units	413,755	960,254
Due from Men's Pro	(190,000)	-
Net cash provided by (used in) operating activities	(523,823)	(1,082,131)
Cash flows from investing activities:		
Advance from Men's Pro	(226,513)	-
Advance to AFFL Youth	(50,000)	(230,000)
Advance from Men's Pro	-	186,208
Net cash used in investing activities	(276,513)	(43,792)
Cash flows from financing activities:		
Repayments of convertible notes	-	(2,665,000)
Repayments of bridge loans	-	(189,100)
Proceeds from term loan	-	25,000
Proceeds from SAFE investments	360,000	-
Proceeds from line of credit	-	4,180,000
Proceeds from issuance of preferred stock	-	250,000
Net cash provided by financing activities	360,000	1,600,900
Net (decrease) increase in cash	(440,336)	474,977
Cash - beginning	485,323	10,346
Cash - end	$ 44,987	$ 485,323

These financial statements have not been subject to an audit, review, or compilation engagement, and no assurance is provided therein.

1. Summary of significant accounting policies

Nature of business

AFFL Associates, Inc. (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue include ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

Effective July 29, 2021, the Company converted from a Delaware limited liability company named AFFL Associates, LLC to a Delaware corporation named AFFL Associates, Inc. (the "Conversion"). The Company was formed as a Delaware limited liability company on October 19, 2016.

Basis of Presentation

Accounting principles generally accepted in the United States of America ("GAAP") require management to assess whether the Company has a controlling interest in any entities in which the Company has a variable interest in order to determine if those entities should be consolidated. The Company's financial statements do not include the accounts of Men's Pro AFFL, LLC ("Men's Pro") and AFFL Youth, LLC ("AFFL Youth") which the Company has determined are variable interest entities in which the Company holds a variable interest and is the primary beneficiary. The effects of this departure from GAAP on the financial position, results of operations and cash flows have not been determined.

Use of estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

From time to time, the Company has deposits in excess of the FDIC insured amount of $250,000. As of December 31, 2024, the Company did not have cash on deposit in excess of the FDIC insured amount.

1. Summary of significant accounting policies (continued)

Intangible assets

Intangible assets are recorded at cost. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from three to fifteen years.

Marketing and brand development

Marketing and brand development costs are charged to operations when incurred. Marketing and brand development costs for the years ended December 31, 2024 and 2023 were $47,782 and $44,957, respectively.

Income taxes

Income taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amount of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect of deferred tax assets and liabilities of a change in a tax rate is recognized in income in the period during which the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized.

As of December 31, 2024, the Company had a federal net operating loss ("NOL") carryforward, which can be carried forward indefinitely in accordance with current U.S. tax law. Due to uncertainties related to the Company's ability to utilize the deferred tax asset created by the NOL carryforward in future periods, the Company determined that a full valuation allowance is appropriate. As such, there is no net deferred tax asset recorded on the Company's balance sheet at December 31, 2024.

The Company files tax returns in the U.S. federal jurisdiction and in the state of New York. The Company has no open tax years prior to December 31, 2021.

1. Summary of significant accounting policies (continued)

<u>Sales</u>

The Company follows the guidance outlined in Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606") for recognizing revenue. The revenue guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services (i.e., the transaction price). When determining the transaction price under the revenue guidance, an entity may recognize variable consideration only to the extent that it is probable to not be significantly reversed. The revenue guidance also requires improved disclosures to help users of financial statements better understand the nature, timing and uncertainty of revenue that is recognized.

Sales of merchandise are recorded net of returns and allowances. The Company satisfies its performance obligations and recognizes revenue related to merchandise sales at the time of purchase. Typically, the payment terms and conditions assume a fixed price and require payments due upon receipt. The Company also earns management fees and IP licensing fees which are recorded in accordance with the contractual terms in the related agreements.

<u>Due from Youth and measurement of credit losses</u>

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("CECL"), as amended, which modifies the measurement of expected credit losses on certain financial instruments. The new standard changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments, including trade receivables, from an incurred loss model to an expected loss model. The Company is required to determine expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable forecasts. The Company adopted this standard on January 1, 2023 on a prospective basis.

Due from AFFL Pro includes advances and various operating expenses advanced to the related party. The Company fully reserved for the amount of $230,305 as of December 31, 2024.

Due from AFFL Youth includes advances and various operating expenses advanced to the related party. The Company fully reserved for the amount of $280,000 as of December 31, 2024.

2. Current Expected Credit Losses

Changes in the allowance for credit losses from Due for Youth were as follows for the year ended at December 31:

	2024
Balance, beginning of year	$ -
Credit loss reserve - Pro	230,305
Credit loss reserve - Youth	280,000
Recoveries	-
Balance, end of year	$ 510,305

3. Intangible assets

Intangible assets consist of the following at December 31:

	2024	2023
Website and development costs	$ 261,131	$ 261,131
Trademarks	29,619	29,619
	290,750	290,750
Less: accumulated amortization	264,883	240,858
	$ 25,867	$ 49,892

Amortization expense for the years ended December 31, 2024 and 2023 was $24,025 and $84,381, respectively.

4. Equity

On June 13, 2023, the Company's Board of Directors approved a reverse stock split, with each 10 outstanding shares of Common Stock and Preferred Stock being combined to 1 share, respectively (the "Reverse Split"). In connection with the Reverse Split, the Company also amended its certificate of incorporation to reduce the number of shares of authorized Common Stock and Preferred Stock.

4. Equity (continued)

On the effective date, June 30, 2023, the total number of shares of all classes of stock that the Company has authority to issue is 8,000,000, consisting of (a) 5,000,000 shares of Common

Stock, $0.0001 par value per share and (b) 3,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 169,016 shall be designated Series A-1, 150,000 shall be designated Series A-2, 250,000 shall be designated Series A-3, and 500,000 shall be designated as Series A-5.

The remaining authorized shares of Preferred Stock shall be issued in one or more additional series. As of the effective date of the Company's certificate of incorporation, all shares of the Preferred Stock are designated Series A Preferred Stock.

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration, into shares of Common Stock as is determined by dividing the original issue price for the series of Preferred Stock by the conversion price for that series of Preferred Stock as defined by the Company's certificate of incorporation.

In November 2023, the Company issued $250,000 of Preferred Stock of Series A-6 to a new investor.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Each holder of outstanding shares of Preferred Stock

may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining Stockholders entitled to vote on such matter.

Holders of the Company's Preferred Stock have a liquidation preference over holders of the Common Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined by the Company's certificate of incorporation.

As of December 31, 2024, there were 948,276 shares of Common Stock outstanding and 324,994 shares of Preferred Stock outstanding.

As of December 31, 2024 and 2023, there have been no dividends declared or paid on the Company's Preferred Stock or Common Stock.

5. Stock option plan

The Company has a stock option plan under which the Company grants stock options and restricted shares to certain individuals. As of December 31, 2024, the Company has issued 142,083 options to purchase its Common Stock at strike prices ranging from $8.10 to $93.00. An additional 373,061 are available for issuance.

In accordance with GAAP, stock-based compensation expense should be recognized based on the fair value of the options at the grant date. Management has evaluated, and opted to not implement these provisions.

6. Convertible notes

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

In May 2023, the Company entered into an agreement with a lender under the 2018 Notes to repay $1,530,000 of the 2018 Notes by issuing that lender a 51% interest in one of the Men's Pro teams. In October 2023, the Company repaid an additional $1,000,000 of the 2018 Notes.

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). In October 2023, the Company repaid $135,000 of the 2019 Notes.

Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Stock of the Company.

The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Stock at the end of each month. For the year ended December 31, 2024, this price was $0.1793.

As of December 31, 2024 and 2023, accrued interest in the amount of $6,058,552 and $5,644,797, respectively, related to 98,023 Preferred Units and 605,869 Preferred Units, in each case taking account of the Company's stock splits, on an as converted basis in 2023. As of December 31, 2024, no Preferred Units were issued related to the 2018 and 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes, after the Company's reverse stock splits. The

6. Convertible notes (continued)

Convertible Notes mature on December 31, 2025 with no principal payments due prior to maturity. As of December 31, 2024, none of the Convertible Notes were converted into Preferred Units.

As of December 31, 2024 and 2023, the Company had outstanding debt under the 2018 Notes of $1,470,000 and $1,470,000, respectively. As of December 31, 2024 and 2023, the Company had outstanding debt under the 2019 Notes of $665,000 and $665,000.

7. Bridge loans

During 2021, the Company entered into bridge loan agreements (the "Bridge Loans") with multiple lenders. The Bridge Loan agreements are separated into Tranche I (the "Tranche I Bridge Loans") and Tranche II (the "Tranche II Bridge Loans"). The Bridge Loans all have a stated maturity date of December 31, 2025 and accrue interest at a fixed rate of 3% per annum, which is payable upon maturity.

Each of the Bridge Loans are convertible at the price of the Series A-2 Preferred Stock beginning January 1, 2022 if the Company raises a certain threshold amount of capital through the crowdfunding as defined in each of the Bridge Loans. To the extent the Company raises the threshold amount, the Tranche I Bridge Loans are to be repaid at a premium of 110% of the principal amount and the Tranche II Bridge Loans are to be repaid at 120% of the principal amount.

The Tranche I Bridge Loans have repayment priority over the Tranche II Bridge Loans. During the year ended December 31, 2023, the Company repaid $189,100 of Bridge Loans.

As of December 31, 2024 and 2023, $810,900 of Bridge Loans were outstanding.

8. Term loan

During the year ended December 31, 2023, the Company issued a new $25,000 Term Loan. The term loan has a stated maturity date of December 31, 2025 and accrues interest at a fixed rate of 6% per annum, which is payable upon maturity.

9. Line of credit

On May 18, 2023, the Company entered into a credit agreement to borrow up to $4,180,000 under an unsecured loan from Men's Pro. The credit agreement bears interest at the Applicable Federal Rate (as published by the Internal Revenue Service on the first of the applicable month). During the year ended December 31, 2024, the average annual Applicable Federal Rate was 4.19%.

9. Line of credit (continued)

The Company had the right to request and receive funds under this credit agreement until December 31, 2023. Repayment of the outstanding principal and accrued interest is due at maturity, December 31, 2028.

Through December 31, 2024, the Company has borrowed $4,180,000 under the credit agreement, of which $2,530,000 was used to pay down debt under the 2018 Notes, $135,000 was used to pay down debt under the 2019 Notes, and $189,100 was used to repay bridge loans.

10. SAFE Investments

During the year ended December 31, 2024, the Company issued Simple Agreements for Future Equity (SAFEs) to investors, resulting in cash proceeds of $360,000. These SAFEs reflect the investors' right to receive equity upon the occurrence of a qualified equity financing.

11. Related party transactions

As of December 31, 2024 and 2023, $1,115,750 and $1,115,750, respectively, of the Company's debt was held by related parties.

In June 2022, the Company entered into a promissory note agreement (the "Promissory Note") with a stockholder for the purchase of the Company's Common Stock. The Promissory Note is an unsecured loan in the amount of $394,460 and bears interest at 2.08% per annum. The outstanding principal balance and accrued interest is due on the maturity date, June 21, 2031. The Promissory Note, including accrued interest, is recorded in due from stockholder on the balance sheet.

During 2021, AFFL Youth was formed with the Company as an initial member. As discussed in Note 1, this investment is not consolidated by the Company and the Company accounts for this investment using the equity method of accounting. At December 31, 2024, the Company's interest was 86.0%.

The Company also provided loans to AFFL Youth. The loans are non-interest bearing and are due on demand. Under ASC 323, Investment – Joint Ventures, the Company shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

During the year ended December 31, 2022, the Company's investment in AFFL Youth (net of loans) was reduced to zero and the Company has not recorded additional losses as it relates to this investment. The Company has no such guarantee or commitment related to its

11. Related party transactions (continued)

investment in AFFL Youth. If AFFL Youth subsequently records net income, the Company will resume applying the equity method after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

In 2023, Men's Pro was formed with the Company as an initial member, holding 100% of the Series A Membership Units. No consideration was exchanged. During the year ended December 31, 2023, additional investors purchased shares of certain classes of Series B Membership Units. Each class relates to one (1) flag football team operated by the Company (a "Team").

The Company has assigned each Team one hundred (100) Series B Units with an assigned geographic location, which location may not be changed without the consent of such Series B Member. At December 31, 2024, the Company's interest was 28.0%.

As discussed in Note 1, this investment is not consolidated by the Company and the Company accounts for this investment using the equity method of accounting. Men's Pro also provided loans to the Company. (See Note 9 - Line of credit).

As of December 31, 2024 the Company did not recognize an investment in Men's Pro.

12. Risk and uncertainties

Significant market disruptions, such as those caused by pandemics, natural disasters or environmental disasters, war, instability in the banking and financial services sectors, including bank failures, or other events, can adversely affect local and global markets and normal market operations. Any such disruptions could have an adverse impact on the Company's financial position, operations, and cash-flows.

In 2020 and 2021, the Company obtained loans under the Paycheck Protection Program ("PPP"), which was established by the U.S. Small Business Administration ("SBA"). These loans were forgiven in full during 2021; however, the SBA has six years to review the Company's forgiveness calculation.

13. Going concern

As shown in the accompanying financial statements, the Company incurred a net loss of $1,445,582 during the year ended December 31, 2024, and as of that date, the Company's net deficit was $13,660,563. The Company had a cash flow decrease for the year of $440,336 and as such there are insufficient funds to continue game activities for the 2025 season. The Company's management evaluated these conditions and engaged a banker to assist in raising additional capital for the Company in 2024 and continues to work to secure capital. Additionally, in 2025, a significant competitor has entered the market that may make raising capital more challenging in the near-term. As such, management of the Company is exploring

13. Going concern (continued)

ways to monetize the value of our patent portfolio.

Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by its inability to raise capital and expand their business operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

14. Subsequent Events

The Company has evaluated subsequent events through June 9, 2025, the date the financial statements were available to be issued. Following the balance sheet date of December 31, 2024, the Company issued additional Simple Agreements for Future Equity (SAFEs), generating cash proceeds of $255,000. The financial statements do not reflect any adjustment for this event, as they did not relate to conditions present as of December 31, 2024. Management has evaluated the impact and determined that no further disclosure or recognition is required.